July 19, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:        Moleculin Biotech, Inc.
Registration Statement on Form S-1
Registration No. 333-226146

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Moleculin Biotech, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on July 23, 2018, or as soon thereafter as possible on such date.
Very truly yours,

Moleculin Biotech, Inc.

By: /s/ Jonathan Foster
Name: Jonathan Foster
Title: Chief Financial Officer
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